SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aadi Bioscience, Inc. (f/k/a Aerpio Pharmaceuticals, Inc.)
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

00032Q104
(CUSIP Number)

Scott Epstein
Avoro Capital Advisors LLC
110 Greene Street, Suite 800
New York, NY 10012
(212) 937-4970

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON AVORO CAPITAL ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,829,402 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,829,402 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,829,402 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON AVORO VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 382,350 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 382,350 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 382,350 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON BEHZAD AGHAZADEH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,211,752 shares of Common Stock 17,549 shares of Common Stock underlying director stock options
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,211,752 shares of Common Stock 17,549 shares of Common Stock underlying director stock options
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,211,752 shares of Common Stock 17,549 shares of Common Stock underlying director stock options
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 5 of 10 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 1, 2, 3, 4, 5, 6 and 7 as set forth below.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of Aadi Biosciences, Inc. (f/k/a Aerpio Pharmaceuticals, Inc.), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 17383 Sunset Boulevard, Suite A250, Pacific Palisades, California 90272.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This statement is filed by Avoro Capital Advisors LLC, a Delaware limited liability company ("Avoro Capital"), Avoro Ventures LLC, a Delaware limited liability company ("Avoro Ventures" and, together with Avoro Capital, the "Investment Managers") and Behzad Aghazadeh ("Dr. Aghazadeh," and together with the Investment Managers, the "Reporting Persons"). Dr. Aghazadeh serves as the portfolio manager and controlling person of each of the Investment Managers.

(b)	The address of the business office of each of the Reporting Persons is 110 Greene Street, Suite 800, New York, NY 10012.

(c)	Avoro Capital is registered as an investment adviser under the Investment Advisers Act of 1940, as amended and Avoro Ventures is a relying adviser. Each of the Investment Managers is engaged in the business of providing investment advisory and management services to funds and individually managed accounts for institutional and other clients. The principal business of Mr. Aghazadeh is to serve as portfolio manager and controlling person of each of the Investment Managers.

(d)	None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 6 of 10 Pages

(e)	None of the Reporting Persons during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each Investment Manager is a Delaware limited liability company. Dr. Aghazadeh is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

300,000 shares of Common Stock reported herein were acquired on behalf of Avoro Life Sciences by Avoro Capital for an aggregate purchase price of approximately $8,371,485 including brokerage commissions, using the working capital of Avoro Life Sciences.

1,529,402 shares of Common Stock reported herein were acquired on behalf of Avoro Life Sciences by Avoro Capital in the PIPE Financing for an aggregate purchase price of $20,000,000.

382,350 shares of Common Stock reported herein were acquired on behalf of Avoro Ventures Fund L.P. ("Avoro Ventures Fund", and together with Avoro Life Sciences, the "Funds"), an investment fund managed by Avoro Ventures, by Avoro Ventures in the PIPE Financing for an aggregate purchase price of $5,000,000.

The director stock options reported herein are held directly by Dr. Aghazadeh and were issued in consideration for his services on the board of directors of the Issuer.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 26, 2021, the Merger and the PIPE Financing were consummated and the Registration Rights Agreement was entered into in connection with the consummation of the PIPE Financing. Dr. Aghazadeh was appointed to the board of directors of the Issuer in connection with the consummation of the Merger.

The information disclosed in Item 3 of this Amendment No. 1 is incorporated herein by reference.

Avoro Life Sciences also received contingent value rights (each, a "CVR") in connection with the Merger, as further described and disclosed in the Issuer's Definitive Proxy Statement on Schedule 14A, filed by the Issuer with the SEC on July 8, 2021. One CVR will be issued with respect to each share of Common Stock that is outstanding as of immediately prior to the effective time of the Merger.

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 7 of 10 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon approximately 20,838,292 shares of Common Stock outstanding as of August 26, 2021, as disclosed by the Issuer to the Reporting Persons.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On August 27, 2021, Dr. Aghazadeh was granted director stock options to purchase 17,549 shares of Common Stock. Other than as disclosed in Item 3 and this Item 5(c), no transactions in the Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

(d)	See Item 3. Avoro Life Sciences has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein and in Item 4 above, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 8 of 10 Pages

Exhibit	Description

1	Joint Filing Agreement, dated August 30, 2021.

2	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 17, 2021).

3	Registration Rights Agreement (incorporated hereby reference to Exhibit C to the Subscription Agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 17, 2021).

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 30, 2021

Avoro Capital Advisors LLC

/s/ Scott Epstein
Name:	Scott Epstein
Title:	Chief Financial Officer
& Chief Compliance Officer

AVORO VENTURES LLC

/s/ Scott Epstein
Name:	Scott Epstein
Title:	Chief Operating Officer
& Chief Financial Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: August 30, 2021

Avoro Capital Advisors LLC

/s/ Scott Epstein
Name:	Scott Epstein
Title:	Chief Financial Officer
& Chief Compliance Officer

AVORO VENTURES LLC

/s/ Scott Epstein
Name:	Scott Epstein
Title:	Chief Operating Officer
& Chief Financial Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH